Exhibit 99.7

CERTIFICATE OF QUALIFIED PERSON

I, Chantal Lavoie, P.Eng., am employed with Dominion Diamond Corporation as the Chief Operating Officer and President of the Ekati Diamond Mine, whose office is situated at 1102-4920 52nd Street, Yellowknife, NT X1A 3T1.

This certificate applies to the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of 31 January 2015 (the “technical report”).

I am a Professional Engineer, member of the Professional Engineers of Ontario (#100153256) and the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (#1671). I graduated from Université Laval (Québec) with a Bachelor of Applied Sciences – Mining Engineering in 1986.

I have practiced my profession for 29 years. I have mining experience in both open pit and underground operations, including 10 years specific to the diamond industry where I have been involved in the design, construction, commissioning and operations aspects of diamond mines.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 - Standards of Disclosure for Mineral Projects (NI 43–101).

I have worked in the Ekati Operation for two years.

I am responsible for Sections 1.3, 1.4, 1.10, 1.16, 1.17, 1.18, 1.19, 1.20, 1.21, 1.22, 1.23, 1.24; Section 2; Section 3; Section 13; Sections 16.1, 16.2, 16.3, 16.4.1, 16.4.2, 16.4.3, 16.4.4, 16.4.5, 16.4.6, 16.4.7, 16.5, 16.6, 16.7, 16.8, 16.9, Section 17, Section 18, Section 19, Section 20.1, 20.2, 20.3, 20.4, 20.5.1, 20.5.2, 20.5.3, 20.5.4, 20.6; Section 21.1.1, 21.1.2, 21.1.4, 21.1.6, 21.1.8, 21.1.10, 21.1.12, 21.1.13, 21.2, 21.3, Section 22, Section 25.2, 25.3, 25.9, 25.11, 25.12, 25.13, 25.14, 25.15, 25.16, 25.17, 25.18, Section 26 and Section 27 of the technical report.

I am not independent of Dominion Diamond Corporation as independence is described by Section 1.5 of NI 43–101.

I have not previously authored a technical report on the Ekati Operation. I have been involved with the operation for the past two years in my role as Chief Operating Officer and President.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 12 March 2015

 “Signed and sealed”

 Chantal Lavoie, P.Eng.

Dominion Diamond Corporation
1102-4920 52nd Street	www.ddcorp.ca
Yellowknife, NT X1A 3T1